UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File Number: 000-51232

VALLEY HIGH MINING COMPANY
 (Name of Registrant)

Nevada	68-0582275
(State of Incorporation)	(IRS Employer Identification Number)

4550 NW Newberry Hill Road, Suite 202
Silverdale, WA 98383
(Address of Principal Executive Offices)

(360) 536-4500
(Registrant's Telephone Number)

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUIRED NOT TO SEND US A PROXY

Valley High Mining Company

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the
Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock of Valley High Mining Company (the “Company”) at the close of business on March 7, 2014, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 under that Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of a new member to the board of directors (the “Board”) of the Company is expected to take place no earlier than 10 days after the date this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1. This Information Statement is being mailed to the stockholders on or about March 11, 2014.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On December 23, 2013, Coron Capital, LLC (the “Seller”), our majority shareholder, entered into a Regulation S Stock Purchase Agreement with (the “Purchase Agreement”) with 33 Ltd. (the “Purchaser”), pursuant to which the Seller sold to the Purchaser 15,000,000 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) for a total purchase price of $560,000. The transaction under the Purchase Agreement was closed and consummated on January 27, 2014.

In connection with Purchase Agreement, effective on January 27, 2014, Mr. William M. Wright, III was appointed as the Company’s new Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer.  As a result, Mr. Andrew I. Telsey no longer serves as our Chief Executive Officer, President, Chief Financial Officer, Secretary or Treasurer. Mr. Wright’s appointment to the officer positions was effective on January 27, 2014 and his appointment as a director of the Company will be effective 10 days after the mailing of this Information Statement on Schedule 14f-1 to the Company’s shareholders (the “Effective Date”). Mr. Wright will hold such positions until the next annual meeting of our shareholders or Board, as applicable, his resignation, removal or death, whichever occurs first.

VOTING SECURITIES

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 50,000,000 shares of Common Stock, of which 16,951,886 shares are outstanding.  Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock immediately prior to January 27, 2014, the date when the Purchase Agreement was closed by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock and (ii) by the directors and executive officers of the Company. The person or company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner	Amount, Nature and Percentage of Beneficial Ownership (1)

Coron Capital, LLC	15,000,000		88.49%
2435 Scenic Drive
Salt Lake City, Utah 84109

Andrew Telsey (2)	170,000	(3)	1.00%
6538 Collins Avenue, Suite 476
Miami, Florida 33141

All Directors and Officers, as a Group	170,000		1.00%

(1)  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 16,951,886 shares of our Common Stock outstanding as of the date of this table.

(2)  Mr. Telsey was our director and officer.

(3)  This total does not include shares issuable upon exercise of an option for 171,231 shares of common stock, of which all have vested.

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock after giving effect to the Purchase Agreement and as of the Effective Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock and (ii) by the directors and executive officers of the Company. The person or company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner(1)	Amount, Nature and Percentage of Beneficial Ownership (2)

William M. Wright, III	0	0%

All Directors and Officers, as a Group	0	0%

33, Ltd. New Venture House, 3 Mill Creek Road, 3rd Fl, Pembroke, Bermuda, HM05	15,000,000	88.49%

 (1) The address for the officer and director of the Company is c/o Valley High Mining Company at 4550 NW Newberry Hill Road, Suite 202
Silverdale, WA 98383.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on 16,951,886 shares of our Common Stock outstanding as of the date of this table.

CHANGE OF CONTROL

In connection with the closing of the Purchase Agreement, there was a change in control of the Company. Following the expiration of the ten day period in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, the Board will be comprised solely of Mr. William M. Wright. In time additional directors may be appointed/elected.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of, and position or positions held by our officer and director prior to the appointment of the new officer and director.

Name	Age	Position	Term of Office

Andrew I. Telsey	60	Chief Executive Officer,	October 31, 2012 through March 2014 as Director;
		President, Secretary, Treasurer Chairman of the Board	October 31, 2012 to January 27, 2014 as Chief Executive Officer, President, Secretary and Treasurer

The following describes the business experience of the director and executive officer prior to his replacement:

Andrew I. Telsey is an attorney licensed to practice law in the State of Colorado since 1980.  Since 1984 Mr. Telsey has been President and sole shareholder of Andrew I. Telsey, P.C., Centennial, Colorado, a law firm emphasizing securities law, business transactions, mergers and acquisitions and general corporate matters.  Mr. Telsey received a Juris Doctor degree from Syracuse University College of Law in 1979 and a Bachelor of Arts degree from Ithaca College in 1975.

Set forth below is the biographical information about the new director and executive officer:

Name	Age	Position

William M. Wright, III	48	Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer and director

William M. Wright, III, age 48, has served as the President and CEO of Keystone Financial Management, Inc., a private asset management and consulting firm since its inception in June 2006.  Since 2012, Mr. Wright has served as President, Chief Executive Officer and sole director of CGrowth Capital, Inc., a public company that serves as a holding company for businesses and assets focused on all aspects of mining, mineral and exploration. Prior to that, Mr. Wright was Verity Corp’s (f/k/a AquaLiv Technologies, Inc.) Executive Vice President, Secretary, Principal Financial Officer and a director from April 2010 to May 2013. Mr. Wright was AquaLiv Technologies, Inc.’s CEO and President from April 2010 to December 2012. Mr. Wright has over 20 years of experience and knowledge in financial management and business operations. His experience includes the startup of an internet service provider that specialized in the acquisition and rollup of numerous rural service providers, and the eventual taking of the company public in 2004. Mr. Wright served as both Chief Executive Officer and Chairman of the board of directors during his six year tenure with DONOBi, leading to the merger with Gottaplay in 2006. Prior to his work in the technology field, Mr. Wright was a real estate broker in both California and Washington, and including the position of President and minority owner of a local property management company. Mr. Wright received his Bachelors of Science in Business Administration with an emphasis in Financial Services from San Diego State University.

Legal Proceedings

There are no material proceedings to which any director or officer, or any associate of any such director or officer, is a party that is adverse to our Company or any of our subsidiaries or has a material interest adverse to our Company or any of our subsidiaries.  No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years.  No director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years.  No director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past ten years.  No director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and persons who beneficially own 10% or more of a class of securities registered under Section 12 of the Exchange Act to file reports of beneficial ownership and changes in beneficial ownership with the SEC. Directors, executive officers and greater than 10% stockholders are required by the rules and regulations of the SEC to furnish the Company with copies of all reports filed by them in compliance with Section 16(a).

Based solely on our review of certain reports filed with the Securities and Exchange Commission pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, and any written representation received by the Company from any reporting person that no Form 5 is required, the reports required to be filed with respect to transactions in our common stock during the fiscal year ended December 31, 2013, were timely.

COMPENSATION OF DIRECTORS AND OFFICERS

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	All Other Compensation ($)(3)	Total Compensation ($)

Andrew I. Telsey,	2013	$90,000	$0	$36,603	$126,603
CEO/President (1)	2012	$38,740	$595,000	$0	$633,740

William M. Wright,	2013	$0	$0	$0	$0
CEO/President (2)	2012	$0	$0	$0	$0

(1)	Mr. Telsey served as our officer and director since October 31, 2012. As of December 31, 2013, $126,603 of the salary earned was being accrued.
(2)	Mr. Wright was appointed as Chief Executive Officer and President on January 27, 2014.

Equity Awards

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board may recommend adoption of one or more such programs in the future.

Mr. Andrew Telsey currently owns an option to purchase 171,231 shares of common stock, which is exercisable until August 1, 2014 at an exercise price of $0.0001.  Other than Mr. Telsey’s option, no officer or director holds any unexercised options, stock that had not vested, or equity incentive plan awards as of the date of this Information Statement.

CORPORATE GOVERNANCE

Meetings of the Board of Directors

During its fiscal year ended December 31, 2013, the Board did not have any board meetings.

Director Compensation

The Company has not paid compensation to its members of the Board for serving as such.  The Board may in the future decide to award the members of the Board cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

Committees of the Board of Directors

We do not have a standing nominating, compensation or audit committee.  Rather, our full Board performs the functions of these committees. Also, we do not have a “audit committee financial expert” on our Board as that term is defined by Item 401(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for our Board to appoint such committees because the volume of matters that come before the Board for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

Board Leadership Structure and Role on Risk Oversight

As previously mentioned, effective 10 days following our filing of this Information Statement with the SEC and mailing of this Information Statement to our registered shareholders, Mr. Wright will be our sole director.  The Company determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. The Board will continue to evaluate the Company’s leadership structure and modify as appropriate based on the size, resources and operations of the Company.

It is anticipated that the Board will establish procedures to determine an appropriate role for the Board in the Company’s risk oversight function.

Director Independence

The common stock of the Company is currently quoted on the OTCQB, quotation systems which currently do not have director independence requirements.  On an annual basis, each director and executive officer will be obligated to disclose any transactions with the Company in which a director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest in accordance with Item 407(a) of Regulation S-K.  Following completion of these disclosures, the Board will make an annual determination as to the independence of each director using the current standards for “independence” that satisfy the criteria for the Nasdaq. The Board has determined that there are no members that are independent under such standards.

Stockholder Communication with the Board of Directors

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

Code of Business Conduct and Ethics

As of the date of this Information Statement, we have not adopted a corporate code of business conduct and ethics.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

During years 2012 and 2013, the Company subleased from Andrew I. Telsey, P.C. our former principal place of business, which consisted of approximately 1,000 square feet of executive office space for a monthly rate of $200, pursuant to an oral agreement approved by then our principal shareholder.  Andrew Telsey, our then sole director and officer, is the owner of Andrew I. Telsey, P.C.  The Company also reimbursed Andrew I. Telsey, P.C. for all out of pocket expenses incurred on a monthly basis.

At December 31, 2012, certain of our former shareholder had loaned us the principal balance of $365,529.  These loans are interest free and due upon demand.

Except as set forth above, there were no transactions during the fiscal year ended December 31, 2013, or currently proposed transactions, between the Company and any director or officer or greater than 5% shareholder in which such persons had or is to have a direct or indirect material interest. The Company has no stock options; option plans or other incentive compensation plans at the present time, although the Company anticipates that it may adopt incentive compensation plans in the future. Further, the Company has no formal management or employment agreements with any of its officers, directors or other employees.

LEGAL PROCEEDINGS

To the best of the knowledge of the Company, we are not currently involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations.  There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or of our Company’s or our Company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

VALLEY HIGH MINING COMPANY

Date: March 11, 2014	By:	/s/ William M. Wright, III
William M. Wright, III, Chief Executive Officer